Exhibit 99.2

Annual and Special Meeting of Shareholders

of

PRECISION DRILLING CORPORATION

May 16, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual and Special Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated April 3, 2024) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	7,926,016	98.58%	114,578	1.42%
	Steven W. Krablin	7,360,243	91.54%	680,351	8.46%
	Lori A. Lancaster	7,924,950	98.56%	115,644	1.44%
	Susan M. MacKenzie	7,901,897	98.28%	138,697	1.72%
	Kevin O. Meyers	7,452,216	92.68%	588,378	7.32%
	David W. Williams	7,944,654	98.81%	95,940	1.19%
	Alice L. Wong	7,529,780	93.65%	510,814	6.35%
	Kevin A. Neveu	7,963,039	99.04%	77,555	0.96%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	8,406,762	98.44%	133,303	1.56%
3.	Advisory resolution on the Corporation's approach to executive compensation (‘Say on Pay’).	6,238,920	77.59%	1,801,674	22.41%
4.	Resolution approving the adoption of a new Director Share Unit Plan.	7,173,657	89.22%	866,937	10.78%
5.	Resolution authorizing an amendment to the Corporation’s Omnibus Equity Incentive Plan to increase the number of common shares that may be issued under the plan by 500,000 shares.	7,153,951	88.97%	886,643	11.03%